Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

December 2, 2008

Larry Spirgel Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Vector Intersect Security Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed: November 25, 2008 File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with four marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated December 1, 2008 (the “Staff’s Letter”).

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

Summary, page nine

The Acquisition, page 10

Letter to Shareholders

1.
Since you are not registering the offer of shares to Cyalume and its beneficial holders, please remove your statement on the second page of the letter to shareholders that “This document also serves as the prospectus for Cyalume stockholders being offered Vector common stock.”

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
December 2, 2008

The disclosure on the second page to the letter to stockholders has been revised in accordance with the Staff’s comments.

Questions and Answers About the Acquisition and the Vector Special Meeting, page 3

Q. What vote is required to approve the acquisition?, page five

2.
We note that, when you disclose the number of shares that constitute the majority of outstanding initial public offering shares required to approve the acquisition, you have calculated the number based upon the total number of shares sold in Vector’s initial public offering minus the 600,000 shares purchased by Vector on October 15, 2008. Clearly and specifically disclose the treatment and effect of these 600,000 non-voting shares under Delaware law and your certificate of incorporation with respect to counting the votes required for approval of each matter being submitted for a shareholder vote. See Item 21 of Schedule 14A. While we note your statement in your response to comment two from our letter dated November 21, 2008 that the 600,000 shares purchased by Vector on October 15, 2008 are not eligible to be voted under Delaware law, it is not clear why these 600,000 shares that are currently held in escrow would not be considered outstanding for purposes of determining the vote required to approve the acquisition under your certificate of incorporation. Please provide your analysis as to why the 600,000 shares purchased by Vector and held in escrow would not be considered outstanding shares of common stock issued in Vector’s initial public offering. Also provide your analysis as to whether the 600,000 shares purchased by Vector and held in escrow would be considered outstanding for purposes of determining the vote required on all other matters being submitted for a shareholder vote.

The disclosure on pages 5, 36 and 109 has been revised to reflect the effect of the 600,000 non-voting shares on each matter to be brought before the special meeting.

Section 160(d) of the Delaware General Corporation law provides that “shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which” notice was sent to holders of such shares of the redemption and sufficient funds were set aside for the redemption. Although the General Corporation law does not contemplate a situation such as the one applicable to the acquisition of the 600,000 shares by the Company, Section 5.25 of “The Delaware Law of Corporations and Business Organizations”, Third Edition, 2007 Supplement, by R. Franklin Balotti and Jesse A. Finkelstein, indicates that “shares that have been purchased by the corporation but have not been transferred to the corporation at the record date” should be “deemed to be embraced by the statutory prohibition” contained in Section 160(d) of the Delaware General Corporation Law. The transaction described is analogous to the facts related to the purchase of the 600,000 shares by the Company since such shares were purchased by the Company but are not yet in the possession of the Company (i.e., they are being held in escrow). Therefore, such shares would not be considered to be outstanding for any purposes at the Special Meeting.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
December 2, 2008

3.
If the 600,000 shares purchased by Vector are not considered outstanding shares of common stock issued in Vector’s initial public offering, please clarify here and throughout the proxy statement that the number of outstanding shares of common stock issued in Vector’s initial public was recently reduced by 600,000 due to Vector’s purchase of 600,000 initial public offering shares on October 15, 2008. Disclose that this purchase by Vector has, therefore, reduced the number of initial public offering shares required to approve the acquisition by 300,000. Make similar clarifications throughout the proxy statement.

The disclosure on pages 5, 15, 36 and 109 has been revised in accordance with the Staff’s comments.

Summary, page nine

The Acquisition, pace 10

4.
When referring to the vote required to approve the acquisition, as you do at the bottom of page 13, please refer to the number of shares rather than the number of shareholders required to approve the transaction.

The disclosure on pages 14, 17 and 44 has been revised in accordance with the Staff’s comments.

Vector’s and Cyalume’s Efforts to Secure Approval of the Business Combination, page20

5.
We note your revised disclosure on page 21 in response to comment five from our letter dated November 21, 2008 regarding the lack of disclosure in Vector’s IPO prospectus of the possibility that Vector could purchase shares in the aftermarket. Disclose any materially different impact on the shareholder vote and redemption limit that would result from Vector’s purchase of shares versus the purchase of shares by existing shareholders of Vector.

The disclosure on pages 23 and 37 has been revised in accordance with the Staff’s comments.

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso